By EDGAR and UPS
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
100 F Street
Mail Stop 3720
Attn: Mr. Larry Spirgel, Assistant Director
August 22, 2008

Re:	XO Holdings, Inc. Form 10-K for the Year ended December 31, 2007 Filed March 17, 2008 File No. 333-146299
Dear Mr. Spirgel:
     XO Holdings, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR this letter which responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) concerning the Form 10-K for the year ended December 31, 2007, filed via EDGAR on March 17, 2008, as set forth in the letter dated August 14, 2008 (the “Comment Letter”) addressed to Mr. Carl J. Grivner, President and Chief Executive Officer of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K Compensation Discussion and Analysis, page 11
1.	We note your disclosure on page 12 that the Compensation Committee considers executive compensation at other companies and, after such review, typically targets compensation for your executives at midrange, using any available direct correlations, along with consideration of individual experience and unique job responsibilities.

In future filings, ensure and clarify that you have identified all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and particular elements of your executive compensation.

The Company respectfully acknowledges the Staff’s comment, and in connection with future filings, the Company will assuredly consider the Staff’s comment in preparing the referenced disclosure.

Mr. Larry Spirgel
Securities and Exchange Commission
August 22, 2008

2.	In future filings, please discuss more specifically the factors the compensation committee considered in determining compensation and explain how the committee’s consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K. For example, provide more detail relating to the factors that were considered when adjusting the salary of two of your named executive officers in 2007. As another example, explain how the size of the bonus pool depended on attaining the three goals referenced on page 13, and provide expanded quantitative disclosure of the operational and financial metrics used to assess year-end performance.

The Company respectfully acknowledges the Staff’s comment, and in connection with future filings, the Company will assuredly consider the Staff’s comment in preparing the referenced disclosure.
Annual Cash Bonus Awards, page 13
3.	We note your disclosure on page 13 that, as in prior years, XO’s 2007 Annual Cash Bonus Plan was based upon the achievement of corporate, functional unit, as well as individual performance goal attainment. In future filings, please disclose the performance targets set for the achievement of bonus payments. If you believe that disclosure of performance goal is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

The Company respectfully acknowledges the Staff’s comment, and in connection with future filings, the Company will assuredly consider the Staff’s comment in preparing the referenced disclosure.

The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Larry Spirgel
Securities and Exchange Commission
August 22, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact the undersigned at (703) 547-2595 if you have questions regarding the foregoing responses.

Sincerely,
/s/ Simone Wu
Simone Wu, SVP and General Counsel

cc:	Emanuel Strauss, Esq., XO Communications Stephen R. Rusmisel, Esq., Pillsbury Winthrop Shaw Pittman LLP